

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 28, 2008

Mr. Jordan Welsh, President
Razor Resources Inc.
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

> **Re:** **Razor Resources Inc**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007**
> **Filed August 10, 2007**
> **File No. 0-51973**

Dear Mr. Welsh:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief